111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 15, 2014

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Zacks GARP Composite 35 Trust, Series 1 (the “Trust”)
(File No.: 333-194534) (CIK 1602244)

Dear Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via e-mail on April 10, 2014 regarding the registration statement on Form S-6 for Smart Trust, Zacks GARP Composite 35 Trust, Series 1, filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2014. Please find below a response for each of your comments in the order that they were presented.

Comment 1

Investment Summary — Strategy of Portfolio Selection (page A-3). The first sentence states that the Trust will invest in common stock. Please add disclosure of the Trust’s market capitalization policy with respect to such investments.

Response 1

The requested disclosure has been added to the prospectus.

Comment 2

Investment Summary — Principal Risk Considerations (page A-4). The fourth bullet point describes the risks of investing in securities of foreign companies and companies located in emerging markets. Please add disclosure of the Trust’s investments in emerging markets in the Strategy of Portfolio Selection section.

Response 2

The requested disclosure has been added to the prospectus.

Comment 3

Fee Table (pages A-7-A-8). The second footnote to the fee table refers to a Portfolio Consultant that receives a security selection fee. You requested that we provide a supplemental explanation as to why the Portfolio Consultant is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the “Act”). You also asked for clarification of the Portfolio Consultant’s security selection process.

Response 3

Historically, the sponsors of unit investment trusts (“UITs”) have been responsible for selecting the portfolios of the UITs and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Act. Zacks Investment Management, Inc. (“Zacks”), as portfolio consultant, will assume Hennion’s duty of selecting the Trust’s portfolio. Based upon the discussion below, Hennion believes that Zacks should also not be considered an investment adviser under the Act.

Section 2(a)(20) of the Act provides, in part, the following:

“Investment adviser” of an investment company means (A) any person who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

As stated above, in order to be an investment adviser to an investment company under the Act, a party must either:

(i) enter into a contract with the investment company to provide advisory services (an “Advisory Contract”), or

(ii) enter into a contract to perform substantially all of duties set forth in the Advisory Contract on behalf of the applicable investment adviser.

With regard to the Trust, Zacks does not satisfy either of thos requirements. First, Zacks has not entered into a contract with the Trust to provide advisory services. The portfolio consulting agreement is between Zacks and Hennion, the Trust is not a party. Second, while it is debatable as to whether the Reference Trust Agreement that will be executed by Hennion to establish the Trust is an agreement that satisfies clause A of Section 2(a)(20), the services assumed by Zacks through the portfolio consulting agreement represent a small portion of Hennion’s responsibilities under the Reference Trust Agreement. In addition to determining which securities are deposited in the Trust, the Reference Trust Agreement requires Hennion to, among other things, perform significant bookkeeping and administrative services, be heavily involved in the unit creation and redemption processes and in the trust organization, evaluation, supervision and termination processes. As a result, Zacks will not “regularly perform substantially all of the duties undertaken” by Hennion under the Reference Trust Agreement. Accordingly, despite the fact that Zacks is a federally-registered investment adviser, Hennion believes that Zacks is not an investment adviser of the Trust under the Act.

With respect to your request for clarification of Zack’s security selection process, the selection process is set forth in the Investment Summary — Strategy of Portfolio Selection (page A-3) of the prospectus.

In addition to making revisions in response to your comments, we have revised the prospectus to reflect certain other minor changes and corrections.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about April 23, 2014 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By                /s/ SCOTT R. ANDERSON

Scott R. Anderson

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